JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

December 10, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 234

Dear Mr. Di Stefano:

This letter is in response to the comments you provided with respect to the JPMorgan Diversified Risk Fund (the “Fund”). Our responses to your comments are set forth below. Please note that all page references in the Global Comments – All Prospectuses heading below are to the Fund’s A/C/Select prospectus. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on December 17, 2012 pursuant to the Rule.

PROSPECTUS COMMENTS

Global Comments – All Prospectuses

Fees and Expenses of the Fund

1.	Comment: Please confirm that the contractual fee waiver referred to in footnote 4 to the Annual Fund Operating Expenses table (the “Fee Waiver”) will remain in effect for at least one year.

Response: We confirm that the Fee Waiver will remain in effect for at least one year.

2.	Comment: Please show the Subsidiary’s expenses as a separate line item in the Fee Table.

Response: The Subsidiary’s expenses are included in the Fund’s contractual fee waiver. The Fund will add footnotes to the Fee Table clarifying how the Subsidiary’s expenses are handled. Footnote 1 to the fee table will disclose that the operating expenses of the Subsidiary are included in the Annual Operating Expenses of the Fund and Footnote 5 will disclose that this amount reflects the Fund’s contractual fee waiver (inclusive of the Subsidiary’s expenses). In addition, Footnote 4 to the fee table will disclose that the Fund’s adviser has agreed to waive the advisory fee that it receives from the Fund in an amount equal to the advisory fee paid by the Subsidiary to its adviser. This disclosure will provide investors with transparency on the amount of the advisory fee and investors will be made aware that the advisory fee paid to the Fund’s adviser cannot contractually exceed that amount that is listed under “Management Fee” in the fee table. The Fund believes that this disclosure is clear for investors to understand the fees associated with the Subsidiary given that the expenses and related waivers of the Fund and its wholly owned subsidiary are accounted for on a consolidated basis.

3.	Comment: Will the operating expenses of the Subsidiary be included in acquired fund fees in the fee table?

Response: The Fund will add footnotes to the Fee Table explaining that the operating expenses of the wholly-owned subsidiary are included in the “Remainder of Other Expenses” line item to the Fee Table.

Main Investment Strategies

4.	Comment: Please provide additional disclosure explaining “return factors”. Please also consider providing investors with examples of “return factors”.

Response: The Fund will add the following disclosure to the “Additional Information About the Fund’s Investment Strategies” section under a new heading titled “More About Return Factors and Alternative and Traditional Investment Strategies” in response to your comment:

More About Return Factors

Market forces can be a source of return for investors. For example, an investor can purchase shares of an exchange-traded fund that tracks a broad based equity index and the return from this investment (whether positive or negative) will generally be due to the movement of the broader equity markets and not individual stock selection. The movement of the broader equity markets, in turn, is due to a number of economic reasons. The universe of market-driven return sources is not limited to those that result from overall equity market movement though, nor is it limited to the equity asset class. Rather, the Adviser believes that there are a number of other market-driven return sources (i.e., return factors) across different asset classes that have persisted over time due to identifiable economic reasons, each of which an investor can gain exposure to. One example of an equity based return factor is the value return factor, which relates to the historical over-performance of value stocks as a group versus growth stocks as a group, while one example of a fixed-income based return factor is the credit premium, which relates to the excess return lower credit quality bonds traditionally provide relative to higher quality bonds. The Adviser may seek exposure to the value return factor by purchasing value stocks and selling short growth stocks and it may seek exposure to the credit premium return factor by purchasing long-term corporate debt and selling short long-term government bonds of the same maturity or duration. The foregoing are merely examples of two return factors and the Adviser will seek exposure to additional return factors and may add or subtract return factors from time to time.

5.	Comment: Please confirm whether “return factors” are transient in nature. If they are, please consider adding risk disclosure to that effect.

Response: The Fund does not believe that return factors are transient in nature and, in fact, believes that return factors in general have persisted in the market over time. While there is no guarantee that every return factor identified by the Fund will continue to persist in the future in the same manner in which it currently does, the Fund generally expects return factors to continue to exist in the market. Given this, the Fund does not believe such a risk factor is necessary.

6.	Comment: Please provide a plain English description of “risk-parity” investing.

Response: The Fund will add the following disclosure (underlined) to the second paragraph of the “What are the Fund’s Main Investment Strategies” section:

In determining asset allocation, a traditional risk-parity approach seeks to balance the allocation of risk (as measured by volatility) across asset classes, so that higher risk asset classes (e.g., ~~emerging market~~ equities) have lower allocations~~. Conversely,~~ than lower risk asset classes (e.g., ~~U.S. government~~ debt securities) ~~have higher allocations within the portfolio. The Fund will use a similar~~ within the portfolio. In general, an investor’s potential return on an investment is tied to the risk of the investment. Higher risk investments generally provide the potential for higher gains (or losses) while lower risk investments generally provide the potential for lower losses (or gains). Risk-parity investing seeks to equalize a portfolio’s risk level between the higher risk asset classes and the lower risk asset classes in an effort to provide more consistent risk-adjusted return levels. The Fund will use a risk-parity approach but will focus ~~instead~~ on diversifying across return factors rather than asset classes.

7.	Comment: Page 2 of the Fund’s prospectus states that “The Adviser will seek to maintain an approximately, equal weighted exposure (as measured by volatility) to each of the individual return factors so that each return factor contributes equally to the Fund’s overall volatility over the long-term.” Please explain to us how this is accomplished. Also, please describe what is meant by “long-term”.

Response: Each return factor has an expected volatility level (volatility being defined as a measure of the frequency and level of changes in the value of an asset or instrument without regard to the direction of such changes). Based on these expected volatility levels, the Fund will seek to allocate its assets so that each return factor contributes equally to the Fund’s overall volatility over the long term. For example, if there are only two return factors in the portfolio, one with an expected volatility of 10% and one with an expected volatility of 5%, then if the Fund had $100 of assets, it will allocate approximately one-third or $33.33 to the return factor with a 10% expected volatility and approximately two-thirds or $66.67 to the return factor with a 5% expected volatility so that each return factor contributes in an equal manner to the Fund’s overall volatility. The Fund will seek to maintain this allocation over the long-term, meaning over multiple year periods. To the extent the expected volatility levels change, the Fund will rebalance its portfolio accordingly. In addition, there may be variations to the allocations over the short term based on, among other things, investment opportunities the Adviser sees in each individual return factor.

8.	Comment: Page 2 of the Fund’s prospectus states that the Fund may invest in below investment grade securities. Please include disclosure in the prospectus that states below investment grade securities are also known as junk bonds.

Response: The Fund respectfully submits that the disclosure is sufficient as drafted. In particular, the Fund’s prospectus contains disclosure in the “High Yield Securities Risk” risk factor as well as the “More About the Fund – Additional Information About the Fund’s Investment Strategies” section that notes high yield securities are referred to as “junk bonds”.

9.	Comment: Page 2 of the Fund’s prospectus uses the term “instruments” when describing what the Fund may invest in. Please clarify whether “instruments” refers to derivatives as well.

Response: The Fund will modify its disclosure accordingly.

10.	Comment: Please provide a more detailed explanation of when the Fund will buy and sell securities.

Response: The Fund will modify its disclosure as set forth below:

The Fund will purchase a particular instrument when the Adviser believes that such instrument will allow the Fund to gain the desired exposure to a return factor. Conversely, the Fund will consider selling a particular instrument when it no longer provides the desired exposure to a return factor. In addition, investment decisions will take into account a return factor’s contribution to the Fund’s overall volatility.

In accordance with Item 9(b)(2) of Form N-1A, which requires a registrant to explain “in general terms” how it decides which securities to purchase and sell, the Fund respectfully submits that the level of detail included in the prospectus discussing this subject is sufficient (including when considered in light of the disclosure already included in the prospectus on return factors and risk parity investing, as well as the additional disclosure added to the prospectus in response to Comments 4 and 6 above).

11.	Comment: The prospectus lists several alternative strategies the Fund may employ. Please confirm whether the Fund will be investing in “hedge funds”.

Response: We confirm to you that while the Fund itself will employ alternative investment strategies, it has no current intention of investing in “hedge funds”.

12.

Comment: Please provide the following in correspondence: (i) Confirm the Subsidiary’s board will be signatories to the Fund’s registration statement (ii) Confirm the Subsidiary’s financial statements will be consolidated with the Fund; (iii)

Confirm the Fund and the Subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis, in particular, please confirm that the consolidated entity will comply with the provisions of : (a) Section 8 of the 1940 Act relating to investment policies, (b) Section 17 of the 1940 Act related to affiliated transactions and custody, (c) Section 18 of the 1940 Act related to organizational structure and leverage and (d) Pricing and accounting requirements applicable to a U.S. registered open-end fund; (iv) Confirm that the Subsidiary will have an eligible custodian under Section 17f of the 1940 Act; (v) Confirm that the Subsidiary’s expenses will be included in fee table as a separate line item; (vi) Confirm that the Subsidiary and its board have agreed to designate an agent for service of process in the U.S. and have agreed to inspection of the Subsidiary’s books and records by the SEC staff; and (vii) Confirm that the Fund has no intention to sell or transfer shares of the Subsidiary.

Response: With the exception of item (i), each of the items is confirmed. The Subsidiary’s board will not be signatories, which we believe is not required by Form N-1A and applicable SEC staff guidance, and would effectively transform the subsidiary into a co-issuer of the Fund’s shares. In addition, the Fund has added the disclosure concerning the Subsidiary and relating to the above points under the “Fund’s Management and Administration” section, which was inadvertently excluded from the initial filing (this disclosure is substantially similar to disclosure contained in the same section for the JPMorgan Commodities Strategy Fund).

13.	Comment: Is the Fund able to invest directly in commodities or will all of its exposure to commodities be through its Cayman subsidiary?

Response: As disclosed in the “What are the Fund’s Main Investment Strategies” section, the Fund may invest in commodities. The Fund may do so either through direct investments or through investments in the Subsidiary. Disclosure will be added to clarify this further.

Main Investment Risks

14.	Comment: Please include the “Subsidiary Risk” risk factor as a main risk factor and please add disclosure that states the Subsidiary is not subject to the protections of the 1940 Act.

Response: The disclosure will be modified accordingly.

15.	Comment: Will the Fund be a commodity pool under CFTC regulations? Will the advisor be registered as a commodity pool operator? Should the disclosure be updated in light of the 2012 CFTC rule change? In connection with this, if the Fund will be considered a commodity pool, please revise the disclosure contained in the “CFTC Regulation Risk” risk factor on page 10 of the prospectus to state that the CFTC amendments “will subject the Fund to regulation” instead of “may subject the Fund to regulation” and also modify the disclosure on page 31 of the prospectus relating to the Fund’s status as a commodity pool.

Response: The CFTC regulations for registered investment companies are not yet settled. The disclosure will be updated, as necessary, based on future regulatory developments, provided that the disclosure on page 31 has been deleted as this was inadvertently included in the initial filing.

16.	Comment: The Fund lists “Short Selling Risk” as a main risk factor. Please include disclosure in the main investment strategy section concerning the Fund’s use of short sales.

Response: The Fund will add disclosure on short selling in its main investment strategy section and will also modify existing and add new disclosure with respect to short selling risk factors. Please note that the “More About the Fund – Additional Information About the Fund’s Investment Strategies – More About Return Factors and Alternative and Traditional Investment Strategies” section contains examples of how the Fund may use short sales.

More About the Fund

17.	Comment: Please clarify what investments are main investments in the “More About the Funds – Additional Information About the Fund’s Investment Strategies” section.

Response: The Fund respectfully submits that the main investments are already noted in the above mentioned section.

In connection with your review of the Post-Effective Amendments No. 234 filed by the Trust on October 1, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary